Exhibit 21.1
SUBSIDIARIES OF PENUMBRA, INC.

Name of Subsidiary	Jurisdiction of Organization
Penumbra Europe GmbH	Germany
Penumbra Neuro Australia Pty. Ltd.	Australia
Penumbra Neuro Canada Inc	Montréal (Québec) Canada
Penumbra Latin America Distribuidora de Equipamentos e	Brazil
Productos Médicos LTDA